Mail Stop 3561

      							August 12, 2005


Mr. Miles S. Nadal
Chairman, President and Chief Executive Officer
MDC Partners Inc.
45 Hazelton Avenue
Toronto, Ontario M5R 2E3

	Re:	MDC Partners Inc.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed April 18, 2005

		Form 10-Q for Fiscal Quarter Ended June 30, 2005
		File No. 1-13178

Dear Mr. Nadal:

      We have reviewed your supplemental response letter dated
July
15, 2005 as well as your filing and have the following comments. As noted in our comment letter dated May 31, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.




Form 10-K for Fiscal Year Ended December 31, 2004

Note 2 - Significant Accounting Policies, page 66

Goodwill and Indefinite Lived Intangibles, page 68

1. We would like to arrange a conference call with you to discuss your response to comment 2.

Note 16 - Gain on Sale of Assets and Settlement of Long-term Debt, page 94

2. We note your response to comment 3 and have the following comments.

Accounting for the exchange of Custom Direct Inc. ("CDI") shares into
Custom Direct Income Fund (the "Fund") units

a. We do not understand your basis in GAAP for treating the February
13, 2004 exchange of shares for units as a monetary transaction. In this regard, we note that investments in common stock are considered nonmonetary assets, based on the definition in paragraph 3 of APB 29.
In addition, based on the guidance in Issue 1(c) of EITF 01-2, it appears that you should account for the exchange in accordance with paragraph 21 of APB Opinion 29. Please revise or further explain the basis in GAAP for your accounting. You should cite in your response the accounting literature that supports your accounting.

	Accounting for the Company`s exchange of the Fund Units for the settlement of the debentures

b. Since the closing price of the CDI Units was apparently $9.50 on
November 28, 2003 and the exchangeable securities were issued at a price of $8.75 on December 1, 2003, it is unclear to us why it is reasonable to conclude the embedded total return swap had a fair value of zero at inception. Please revise to record the derivative at its fair value at inception, as required by SFAS No. 133.

In regard to the above comment, if you believe the fair value of the derivative was zero at inception you should provide us a copy of management`s detailed valuation analysis as support for this conclusion. It would also be necessary for you to explain why the Company incurred an unrealized loss of $3,974,000 on the embedded derivative during the month of December 2003. Tell us what occurred in December 2003 that can reasonably explain this significant change in value. As a part of your explanation, tell us how the value of the CDI Units changed from November 28th to December 31, 2003.

Item 9.  Changes in and Disagreements With Accountants on
Accounting
and Financial Disclosures, page 116

3. We note your response to comment 5. We believe that you became subject to the reporting requirements for a domestic company on the date that you lost your foreign private issuer status, which you have stated was February 25, 2004. In this regard, we believe you were required to file an Item 4 Form 8-K, announcing your change in accountants. Please file a Form 8-K, which includes all of the disclosures required by Item 304 of Regulation S-K and a letter from the former accountant addressing the disclosures.



*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert
S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.





								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Miles S. Nadal
MDC Partners Inc.
August 12, 2005
Page 3